Exhibit 12.1

LAZARD GROUP LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (a)

The following table sets forth the ratio of earnings to fixed charges for Lazard Group LLC and its subsidiaries on a consolidated basis.

	Three Months Ended March 31, 2017		Year Ended December 31,
			2016		2015		2014	2013		2012
	(dollars in thousands)
Operating income	$153,012		$521,993		$530,845		$540,975	$219,009		$121,593
Add-Fixed charges	20,889		77,071		78,826		91,691	111,317		116,255

Operating income before fixed charges	$173,901		$599,064		$609,671		$632,666	$330,326		$237,848

Fixed Charges:
Interest(b)	$14,824		$53,730		$54,885		$68,205	$87,039		$91,359
Other(c)	6,065		23,341		23,941		23,486	24,278		24,896

Total fixed charges	$20,889		$77,071		$78,826		$91,691	$111,317		$116,255

Ratio of earnings to fixed charges	8.33	(d)	7.77	(e)	7.73	(f)	6.90	2.97	(g)	2.05	(h)

Notes (dollars in thousands):

(a)	For purposes of computing the ratio of earnings to fixed charges:

•	earnings for the periods presented represent income before income taxes and fixed charges, and

•	fixed charges represent the interest expense and the portion of rental expense which represents an appropriate interest factor.

(b)	The Company’s policy is to include interest expense on unrecognized tax benefits in income tax expense. Accordingly, such interest expense is not included in the computations of the ratio of earnings to fixed charges.
(c)	Other fixed charges consist of the interest factor in rentals.
(d)	Operating income for the three months ended March 31, 2017 is presented after giving effect to a charge of $714 of acquisition-related costs. Excluding the impact of such charges, the ratio of earnings to fixed charges would have been 8.36.
(e)	Operating income for the year ended December 31, 2016 is presented after giving effect to a charge of (i) $3,148 associated with the redemption of the remaining portion of Lazard Group’s 6.85% senior notes due 2017 (the “2017 Notes”), (ii) $599 of excess interest expense due to the period of time between the issuance of Lazard Group’s 3.625% senior notes due March 1, 2027 (the “2027 Notes”) and the settlement of the redemption of the 2017 Notes, (iii) $30,991 of acquisition-related costs and (iv) a $12,668 gain on the acquisition of MBA Lazard (which resulted from the increase in the fair value of the Company’s investment in MBA Lazard prior to the acquisition). Excluding the impact of such charges, the ratio of earnings to fixed charges would have been 8.11.
(f)	Operating income for the year ended December 31, 2015 is presented after giving effect to a charge of (i) $60,219 associated with the redemption of $450 million of the 2017 Notes, (ii) $2,655 of excess interest expense due to the period of time between the issuance of Lazard Group’s 3.75% senior notes due February 13, 2025 (the “2025 Notes”) and the settlement of the redemption of the 2017 Notes and (iii) $12,203 relating to a private equity revenue adjustment. Excluding the impact of such items, the ratio of earnings to fixed charges would have been 8.64.
(g)	Operating income for the year ended December 31, 2013 is presented after giving effect to a charge of (i) $64,703 associated with the cost saving initiatives announced by the Company in October 2012, (ii) $54,087 pertaining to the refinancing of Lazard Group’s 7.125% senior notes due 2015 (the “2015 Notes”) and the issuance of Lazard Group’s 4.25% senior notes due November 14, 2020 (the “2020 Notes”) and (iii) $12,203 relating to private equity incentive compensation. Excluding the impact of such charges, the ratio of earnings to fixed charges would have been 4.14.
(h)	Operating income for the year ended December 31, 2012 is presented after giving effect to (i) a charge in the first quarter of $24,659 relating to severance costs and benefit payments associated with staff reductions, including the acceleration of unrecognized amortization expense of deferred incentive compensation previously granted to individuals being terminated, and (ii) a charge in the fourth quarter of $102,576 associated with the cost saving initiatives announced by the Company in October 2012. Excluding the impact of such items, the ratio of earnings to fixed charges would have been 3.14.